File No. 333-221615

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
TRUSTEE PURSUANT TO SECTION 305(b)(2)

WILMINGTON TRUST, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

16-1486454
(I.R.S. employer identification no.)

1100 North Market Street
Wilmington, DE 19890
(Address of principal executive offices)

Daniel Barnes
Assistant Vice President
1100 North Market Street
Wilmington, Delaware 19890
(302) 651-8049
(Name, address and telephone number of agent for service)

Kingstone Companies, Inc.
(Exact name of obligor as specified in its charter)

Delaware	36-2476480
(State of incorporation)	(I.R.S. employer identification no.)

15 Joys Lane Kingston, New York	12401
(Address of principal executive offices)	(Zip Code)

Debt Securities
(Title of the indenture securities)

Item 1.
GENERAL INFORMATION. Furnish the following information as to the trustee:

(a)
Name and address of each examining or supervising authority to which it is subject.

Comptroller of Currency, Washington, D.C.
Federal Deposit Insurance Corporation, Washington, D.C.

(b)
Whether it is authorized to exercise corporate trust powers.

 Yes.

Item 2.
AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

Item 16.
LIST OF EXHIBITS. Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

1.
A copy of the Charter for Wilmington Trust, National Association, incorporated by reference to Exhibit 1 of Form T-1.

2.
The authority of Wilmington Trust, National Association to commence business was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

3.
The authorization to exercise corporate trust powers was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 of Form T-1.

4.
A copy of the existing By-Laws of Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of form T-1.

5.
Not applicable.

6.
The consent of Trustee as required by Section 321(b) of the Trust Indenture Act of 1939, incorporated herein by reference to Exhibit 6 of Form T-1.

7.
Current Report of the Condition of Trustee, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.
Not applicable.

9.
Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 13th day of December, 2017.

WILMINGTON TRUST, NATIONAL ASSOCIATION

By:
/s/ Michael H. Wass
Name: Michael H. Wass
Title: Vice President

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